EXHIBIT 99.1

S&W Announces Financial Results for the
First Quarter Ended September 30, 2011

S&W Sets Alfalfa Sales Record; Revenues Increase Six-fold to
$6.1 Million; Gross Profit Up 372%

For Immediate Release
Contact:	Robert Blum, Joe Dorame, Joe Diaz Lytham Partners, LLC 602-889-9700 sanw@lythampartners.com www.lythampartners.com	Matt Szot Chief Financial Officer S&W Seed Company 559-884-2535 www.swseedco.com

FIVE POINTS, California - November 14, 2011 - S&W Seed Company (Nasdaq: SANW) today announced financial results for the first quarter of fiscal year 2012 ended September 30, 2011.

First quarter 2012 highlights:
  Revenues of $6.1 million reflect a six-fold boost from the comparable quarter in fiscal 2011;
  First commercial stevia harvest completed in September 2011;
  Gross profit increased 372% to $1.8 million vs. $0.4 million in the comparable quarter;
  Gross profit margins on seed revenue were up 400 basis points to 27% versus 23% in the comparable quarter of prior year;
  Net income before income taxes was $875,000; an improvement of $1.2 million from the net loss in the comparable period of the prior year;
  EBITDA was $946,000 for the quarter, an improvement of $1.2 million versus comparable period of the prior year;
  Net income totaled $523,000; an improvement of $777,000 over the comparable period of the prior year;
  Earnings per share was $0.09 versus a loss of ($0.04) per share in the year ago period;
  S&W's purchase of Genetics International's alfalfa seed customer base paid immediate dividends in the form of Middle Eastern market share growth, S&W brand awareness and margin expansion.

For the first quarter of fiscal year 2012 S&W reported record revenues of $6.1 million versus $0.9 million in the comparable quarter last year; an increase of 555%. These results reflect the company's decision to integrate its international distribution and sell directly into international markets, as well as strong demand for the company's proprietary alfalfa seed varieties. S&W reported net income before income taxes of $875,206 versus a net loss before income taxes of $358,636 in the comparable period of the prior year. Net income totaled $522,765, or $0.09 per diluted share compared to a net loss of $254,079 or $(0.04) per diluted share in the first quarter of the prior year.

The company's alfalfa seed revenues totaled $5.9 million for the first quarter of fiscal year 2012 compared to $0.7 million in the prior year's first quarter. Revenues from the company's milling and processing operations totaled $230,000 in the quarter, compared to $252,000 in the quarter a year ago reflecting timing differences of the fall harvests. The company expects to record its first stevia-related revenues in the second quarter of fiscal year 2012.

Mark Grewal, president and chief executive officer of S&W Seed Company commented, "With S&W's first quarter results now released, I am pleased to report to our shareholders that our strategy has been fully validated. When worldwide demand for alfalfa unexpectedly weakened, and farmers delayed replanting their alfalfa stands, we made the difficult strategic decision to maintain inventories and wait it out. We thought that, ultimately, the dairy and livestock markets would right themselves. When that happened, we would be prepared for the resulting surge in demand as farmers replaced and added to existing stands. Meanwhile, we watched as the dairy recession dragged on much longer than expected, and many of our competitors --- either unwilling or unable to follow our strategy --- reduced prices and cut back on seed production commitments with their seed growers."

"Our strategy proved successful. Today, with alfalfa hay prices touching record highs, industry commentators are pointing to tightening supplies of alfalfa seed. Demand is increasing worldwide while, at the same time, alfalfa seed growers demand higher prices to produce seed, because of price competition from other agricultural commodities. The inventory we kept at historically high levels was acquired at significantly lower costs than now prevailing prices for alfalfa seed production. I believe that the conscious decision to retain inventory, combined with bringing international distribution in-house, has put S&W in a strong competitive position as we strive to increase shareholder value."

Mr. Grewal continued, "Alfalfa seed shipments in international markets accounted for 84% of the quarterly revenues as we expanded market share in Saudi Arabia and Africa. Our dealers report witnessing an explosion in the number of smaller farmers in the region switching over to our proprietary S&W varieties from the non-proprietary CUF varieties. We picked up more than 100 new farms in Saudi Arabia alone. S&W has a decade's long history of breeding seed that is targeted directly at the soil, climate and water conditions of farms in that region. With the Saudi Arabian and Middle East markets still planting the inferior CUF in much larger volumes than our higher yielding proprietary varieties, we believe we have a significant opportunity as more farmers experience the value of our brand firsthand. The education and conversion of farmers in the region has been a key initiative for the company and thus far, we are very pleased with the results."

Revenues of $6.1 million in the first quarter of fiscal 2012 exceeded revenues for the entire fiscal year of 2011, which totaled $3.6 million. Similarly, revenues in the first quarter of fiscal year 2012 increased 281% when compared to revenues of $1.6 million reported in the first fiscal quarter of 2010, a more normalized period during which there were no initiatives in place to hold inventories.

According to the USDA, alfalfa hay is commanding record prices due to shortages and increased global demand. In September 2011, the USDA reports that the national average price was $196 per ton, compared with $119 per ton in the previous year. While not a direct correlation, the significantly increased price for alfalfa hay will translate into increased demand for hay production in the future, which will, in S&W's opinion, also increase the demand for S&W's proprietary varieties.

During the quarter, S&W completed its first commercial stevia harvest. S&W expects to earn modest revenue from this trial harvest when leaf is shipped to its customer, PureCircle, during the second fiscal quarter. The Company's agronomists focused their efforts on ensuring the plantation has a healthy stand for the first winter months, and on experimenting with harvesting methods and equipment settings. By optimizing cultivation and harvesting techniques, the company expects to optimize yield over the several years we expect that our stevia plantation will be in production. The company recently announced that independent testing by PureCircle has confirmed that the stevia leaf grown by S&W significantly exceeded all quality parameters for commercial stevia leaf.

Grover Wickersham, chairman, commented, "With worldwide demand for agricultural products continuing to increase, we are positioning S&W to profit from the agricultural trends we see emerging. We are intensely focused on using S&W as a platform to diversify into new opportunities like stevia, old opportunities like wheat, and we are constantly, but selectively, on the look-out for privately owned agri-businesses we might acquire. We intend to grow our proprietary alfalfa seed business to meet the record demand we see for our varieties. We also have plans to address the challenging new reality of GMO alfalfa in the U.S., combined with a ban on GMO alfalfa in most foreign markets. Because we see costs of alfalfa seed production rising we are formulating tactics such as using our in-house farming talent to grow seed ourselves, as a way to increase production while lowering costs. Although we realize that we are one of the smaller public companies in the agricultural industry, we see that as a distinct opportunity, rather than a negative. There will continue to be bumps along the way, but compared to larger public companies, we think we can be nimbler at pursuing marketing opportunities and acquisition candidates that industry behemoths either overlook, are too big to address or too slow to grasp quickly."

Matt Szot, chief financial officer of S&W Seed Company commented, "We are pleased with our first quarter results including the significant market penetration into the Saudi Arabia market. Our balance sheet at the end of our first quarter of 2012 continues to be strong, with $11.4 million of net working capital. We plan to capitalize on opportunities through increased seed production including vertical production as well as strategic acquisitions."

Mr. Grewal concluded, "As I said before, I believe fiscal year 2012 will be a transformational year for us. We are riding strong trends in the alfalfa marketplace to increase our bottom-line results. Likewise, we reached a key milestone in our stevia initiative when our investment of the past three years is resulting in the initial recognition of revenues. We will continue to concentrate our efforts and abilities on finding and pursuing ways to build shareholder value."

Conference Call

S&W Seed Company will conduct a conference call to discuss financial results for the first quarter of fiscal year 2012 at 4:15 pm ET on Monday, November 14, 2011. Interested parties can access the conference call by dialing (877) 317-6789 or (412) 317-6789 or can listen via a live Internet web cast, which is available in the Investor Relations section of the Company's website at http://www.swseedco.com/investors.htm. A teleconference replay of the call will be available for three days at (877) 344-7529 or (412) 317-0088, confirmation #10006480. A web cast replay will be available in the Investor Relations section of the Company's website at http://www.swseedco.com/investors.htm for 30 days.

About S&W Seed Company
Founded in 1980 and headquartered in the Central Valley of California, S&W Seed Company is a leading producer of warm climate, high yield alfalfa seed varieties, including varieties that can thrive in poor, saline soils, as verified over decades of university-sponsored trials. S&W also offers seed cleaning and processing at its 40-acre facility in Five Points, California and has recently launched a business expansion initiative centered on its plan to mass produce stevia leaf in the U.S. in response to growing global demand for the all-natural, zero calorie sweetener from the food and beverage industry. For more information, please visit www.swseedco.com.

Safe Harbor Statement
This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "may," "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually" or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors and other risks identified in the Company's 10-K for the fiscal year ended June 30, 2011, and other filings made by the Company with the Securities and Exchange Commission.

S&W SEED COMPANY
(A DELAWARE CORPORATION)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	September 30,
	2011	2010
Revenue
Seed revenue	$5,885,312	$679,126
Milling and other revenue	230,367	254,017
Total revenue	6,115,679	933,143

Cost of revenue
Cost of seed revenue	4,297,945	523,779
Cost of milling and other revenue	66,442	38,041
Total cost of revenue	4,364,387	561,820

Gross profit	1,751,292	371,323

Operating expenses
Selling, general and administrative expenses (including stock-based compensation expense of $24,320 and $46,248)	707,953	534,562
Research and development expenses	92,876	134,278
Depreciation and amortization	71,095	59,391

Total operating expenses	871,924	728,231

Income (loss) from operations	879,368	(356,908)

Other (income) expense
Loss on sale of fixed assets	-	5,706
Interest (income) expense, net	4,162	(3,978)

Net income (loss) before income tax expense (benefit)	875,206	(358,636)
Income tax expense (benefit)	352,441	(104,557)
Net income (loss)	$522,765	$(254,079)

Net income (loss) per common share:
Basic	$0.09	$(0.04)
Diluted	$0.09	$(0.04)

Weighted average number of common shares outstanding:
Basic	5,800,000	5,800,000
Diluted	5,836,607	5,800,000

S&W SEED COMPANY
(A DELAWARE CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	September 30,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$522,765	$(254,079)
Adjustments to reconcile net income (loss) from operating activities to net cash provided by (used in) operating activities
Stock-based compensation	24,320	46,248
Change in allowance for doubtful accounts	(3,587)	-
Depreciation and amortization	71,095	59,391
Loss on disposal of fixed assets	-	5,706
Changes in:
Accounts receivable	(4,292,112)	(348,878)
Inventories	(111,040)	(4,113,907)
Prepaid expenses and other current assets	(44,534)	(53,094)
Crop production costs	(334,557)	-
Deferred tax asset	313,929	(104,557)
Accounts payable	3,638,013	3,086,322
Accounts payable - related party	1,014,080	1,230,711
Accrued expenses and other current liabilities	(86,618)	(5,713)
Net cash provided by (used in) operating activities	711,754	(451,850)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(93,400)	(206,382)
Acquisition of customer list	(165,000)	-
Proceeds from disposal of property, plant and equipment	-	4,500
Net cash used in investing activities	(258,400)	(201,882)

NET INCREASE OR (DECREASE) IN CASH	453,354	(653,732)

CASH AND CASH EQUIVALENTS, beginning of the period	3,738,544	7,830,517

CASH AND CASH EQUIVALENTS, end of period	$4,191,898	$7,176,785

S&W SEED COMPANY
(A DELAWARE CORPORATION)
CONSOLIDATED BALANCE SHEETS

	September 30,	June 30,
	2011	2011
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$4,191,898	$3,738,544
Accounts receivable, net	6,099,608	1,803,909
Inventories	5,775,159	5,664,119
Prepaid expenses and other current assets	102,985	58,451
Deferred tax asset	352,393	352,393
TOTAL CURRENT ASSETS	16,522,043	11,617,416

Property, plant and equipment, net of accumulated depreciation	2,336,807	2,299,306
Other intangibles, net	652,240	502,436
Crop production costs	554,988	220,431
Deferred tax asset - long term	203,743	517,672
TOTAL ASSETS	$20,269,821	$15,157,261

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$3,845,087	$207,074
Accounts payable - related party	1,232,943	218,863
Accrued expenses and other current liabilities	82,442	169,060
TOTAL CURRENT LIABILITIES	5,160,472	594,997

TOTAL LIABILITIES	5,160,472	594,997

STOCKHOLDERS' EQUITY
Preferred stock, $0.001 par value; 5,000,000 shares authorized;
no shares issued and outstanding	-	-
Common stock, $0.001 par value; 50,000,000 shares authorized;
5,800,000 issued and outstanding
at September 30, 2011 and June 30, 2011	5,800	5,800
Additional paid-in capital	14,629,036	14,604,716
Retained earnings (deficit)	474,513	(48,252)
TOTAL STOCKHOLDERS' EQUITY	15,109,349	14,562,264
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$20,269,821	$15,157,261